Exhibit 2

ADDRESS TO SHAREHOLDERS
CEO DAVID CLARKE
RINKER GROUP LIMITED AGM 2006
18 July 2006

Thank you John and may I also welcome you all here this morning.

Last year was another year of strong, consistent growth for Rinker. Our people worked hard to deliver results that again ranked Rinker as one of the best performing companies in the global construction materials industry.

As the Chairman said, we are using US dollar figures in our accounts, so I will use that currency in my remarks — unless otherwise indicated.

Trading revenue increased 19 per cent to over – US$5.1 billion, while net profit increased 50% – or up 43% if we exclude around US$35 million in one-off gains.
As we saw last year, one of the most pleasing aspects of the result was the further improvement in return on funds employed.
Return on funds employed is a pre-tax measure that reflects the emphasis we put on using every dollar of invested capital as wisely as possible.

For the group, the return was almost 38%, up from 27% in the prior year.

Rinker Materials, the US subsidiary, delivered a return of 40% — up from 30% — while the Australian business, Readymix, lifted its return to 27%, up from 22% the previous year.

The slide also shows you the Return on Funds Employed for each of the major business segments.

Returns improved solidly in every segment, which is a very pleasing result. It demonstrates that our people are very focused not only on delivering growth in the bottom line — that is, profit — but also in managing the value of the dollars they must invest to do that.

These are good results. The challenge of course is to sustain them through a slowing residential market in the US — and as we grow.

The next slide shows growth in sales revenue and Earnings Before Interest and Tax for the business segments. All segments of the group performed well last year.

This was despite very significant cost increases across all of our businesses and capacity pressures incurred across many of the US operations.
I will look at each segment individually, starting with the US aggregates business. Aggregates are the foundation of our business.
We crush rock to make concrete, and we crush rock to make cement — which also goes into concrete. We also crush rock for direct uses, like road base.

Aggregates are a scarce resource in many parts of the US — particularly Florida — and in Australia. It costs millions of dollars and takes many years to permit new quarries — and even to extend existing permits. So aggregate prices continue to rise, reflecting their value.

Last year, while costs increased dramatically for fuel, power, tyres and machinery, we were able to more than offset these increases with strong price rises.

Construction activity in Florida is very strong and we are operating at close to capacity in our aggregates business there. Last year we commissioned a new US$15 million dragline in our FEC quarry in Miami, to help produce another 1.5 million tons a year.

Like the rest of the industry in southern Florida, we have limited reserves — around 20 years only. As a result, we have been looking very hard for additional resources — onshore throughout Florida and particularly offshore.

We expect to begin importing product within a few years to supplement our existing supply.

The scarcity of aggregates in Florida has of course been highlighted by the recent Miami Lake Belt permit litigation. In March the judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant government agencies when issuing the quarrying permits.

The agencies are now doing the additional analysis required by the court, and say this should take approximately 18 months. Hearings will continue at least until late August, to decide if quarrying should continue while the review is completed.

While we cannot determine the likely outcome of these proceedings, court filings by various governmental agencies have made it clear that aggregate from the Lake Belt is needed for a large number of government projects. The agencies have also argued that any court-ordered interruption or shortage in aggregate supply would have a severe and far reaching impact on the Florida economy.

Moving to cement, our two mills in Florida both operated at or near full capacity last year, as did our two import terminals.

Costs again rose sharply last year — particularly ocean freight, power and electricity.

Price increases almost offset these additional costs but margins declined slightly.

We announced plans to build another cement mill on our existing site at Brooksville in central Florida. Although this plant will utilise some of the existing infrastructure — such as the limestone quarry — it is still expected to cost us around US$220 million.

However, we are keen to cut back our reliance on cement imports and reduce the impact of high freight costs.

Some other cement producers in Florida have indicated that they may also invest in further cement production facilities — reflecting Florida’s current heavy reliance on imported cement. But they have a number of hurdles to overcome. Rinker Materials will have the first new plant to come on stream — scheduled for 2008.

The concrete, block and asphalt segment performed very well again last year as demand further increased in our major markets — particularly Florida and Arizona. EBIT from this segment rose 76%.

Volume gains, together with two strong concrete price increases during the year in most markets, helped offset substantial cost increases.

Moving onto our US concrete pipe business…this business manufactures in 22 states and sells product into 31 states.

As such it is more widely exposed to the general US economy than most of our integrated aggregates, cement and concrete business. Many of those states improved their fiscal position last year, leading to increased transportation funding and higher volumes for our pipe business.

But the big success story behind concrete pipe is what they have done to reduce their controllable costs, at a time when cost inflation has become much more significant.

In Australia, the Readymix business again performed well to lift sales seven per cent and EBIT by 19%.

Although housing activity continued to decline during the year, strong commercial and infrastructure activity helped lift overall volumes slightly.

Operational improvement cost savings of around A$19 million — and increased prices — helped offset higher costs for fuel and energy.

Readymix also received State Government approval to develop a major new quarry at Marulan, west of Sydney. This quarry will supply up to five million tonnes of rock each year. It will replace the current Penrith Lakes joint venture operation — which is Sydney’s major source of rock, but is scheduled to close within a few years.

Approval was also received for a regional aggregates distribution centre at Rooty Hill, in Sydney’s west. This centre will enable Readymix to distribute the Marulan aggregates across the Sydney market.

Cost reduction has always been an important part of Rinker’s strategy. We measure and report our results to the board every quarter.

The slide shows the cost savings we have made over the past seven years. The target each year is to offset cost inflation. Until recently, we have been able to do that — but some hefty cost spikes in areas like diesel, steel and ocean freight have made it difficult.

We are continuing to work at this and expect further savings this year.

One of the most important improvements we made last year was in our safety record.
Safety, health and environmental management are all critical to our viability as a company, and to our ongoing success.
We are committed to achieving our goal of Zero4Life — that is, zero recordable injuries, occupational illnesses and preventable vehicle accidents.

We want to ensure that all of our people go home the same way they come to work each day — safely.

Last year, we reduced our rate of recordable injuries by 17%, while the rate of days lost to injuries and restricted duty fell by 56%.

The percentage of sites without any recordable injuries also reached a new record.

Despite these achievements however, we deeply regret that one of our people and a contractor lost their lives while working for Rinker Materials. Both incidents were fully investigated and corrective actions were taken as we learned from these tragic accidents.

Our environmental management system is based on high environmental standards and is overseen by the Board’s safety, health and environment committee.

The number of environmental incidents across the company fell by 37 per cent last year — and none were considered serious.

The Chairman referred briefly to the first quarter results that were released early this morning.

I am pleased to report that our underlying or comparable profit — that is, excluding the one-off divestment last year of a Las Vegas quarry — was US$206 million, up 28% on the corresponding quarter last year.

Comparable earnings per share rose 32% and sales revenue was up 18%, to almost US$1.5 billion.
Return on funds employed rose in all business segments. On a moving annual total basis, the return on funds employed for the group was 37.6%, up from 30.8% a year earlier.

Profit margins rose in all businesses segments except the Readymix operations and US cement.

In the US, compared with the June quarter in 2005, we recorded double digit price increases in aggregate, cement, concrete, block and asphalt. Volumes were particularly strong in Florida concrete and cement, and in the asphalt business in the west.

It was a strong result, despite a housing slowdown being underway in our major markets.

Housing permits for the three months to May are down 12% in Florida, and this slowdown is affecting some parts of the state — but not others.

The issue in some parts of Florida seems to be that house prices appreciated dramatically over the past two years, while supply was constrained. This in turn encouraged speculators into the market who were “flipping” homes — that is, selling them quickly for a profit, even before they paid for the original purchase. This is now being corrected.

Some homebuilders, like the high end operator Toll Brothers, suggest that the speculators have been removed from the market. Other homebuilders say the process is still underway.

Either way, the homebuilders are reporting high order cancellation rates as speculators exit the market and as genuine buyers retreat to the sidelines to wait until the dust has settled.

It is difficult to know exactly what is happening — or how long it may take to resolve. We have been expecting a shakeout in housing for some time now and it is a positive sign that the correction is now occurring.

But there are some important points that should be considered when assessing the impact of the housing slowdown in our markets:

1.                 the impact seems to be localised to certain areas

2.                 while housing may be slowing, commercial or non-residential construction and infrastructure construction either remain at very high levels or are continuing to grow,

3.                 across the US, the economic environment which led up to this slowdown suggests a soft, rather than a hard, landing, and

4.                 most importantly, the fundamental demand drivers remain unchanged in our three key states of Florida, Arizona and Nevada.

The Portland Cement Association — or PCA — is forecasting US commercial or non-residential construction to be up 4.8 per cent this calendar year and up 5.5% in 2007. They say infrastructure will also be up strongly — up 4.7% this year and 8.5 per cent next year.

Economists McGraw Hill forecast a particularly strong rise in non-residential construction in Florida this year, especially in areas like retail, health, education and warehousing.

We are seeing a clear increase in non-residential jobs in our order book — projects such as the Florida Hospital Downtown and the US$85 million Sea World 2007 resort in Orlando, the US$110 million multi-use City Place South Tower in West Palm Beach, and the US$180 million Lauderdale Lakes Downtown project.

The latest PCA consumption report shows that cement consumption in Florida during May was up almost 14% over May 2005 — and calendar year-to-date consumption is up 13%.

In Arizona, the American Road Transport Builders Association is saying that transportation funding is up 48% in the 12 months to April, while in Nevada it is up 20%. The Florida statistics are currently showing a decline over that period but there is a large backlog of work in Florida, and the most recent data shows orders in April were up 72%.

A panel of economists in Phoenix predict that housing permits will be down nearly 10% in 2006 but this will be offset by strong growth in commercial construction — including industrial and office.

In Nevada, Rinker Materials will be supplying around a million cubic yards of concrete to the US$7.5 billion MGM Project City Center over nearly four years. This includes half a million square feet of retail space, a 3,000-room hotel-casino and four other non-gaming hotels.

We will also be supplying concrete and block to Nevada’s largest master-planned community, the Coyote Springs Development, northwest of Las Vegas, which has plans for more than 150,000 homes on 43,000 acres — with all of the accompanying construction.

I said earlier that if you compare this slowdown with previous housing slowdowns, evidence suggests that this will be a soft landing in the US, rather than a sharp decline.

Economic forecasters and analysts suggest that the economic environment that has led up to the current slowdown most resembles the leadup to two mild slowdowns — 1994-95 and 1999-2000.

The data on this next slide, which we have borrowed courtesy of UBS, shows that, in the leadup to this current slowdown:

➢ the growth in US housing starts to date has been relatively low
➢ the average unemployment rate is low
➢ the average 30-year mortgage rate is low, and
➢ GDP growth has not been excessive

All of which suggests a soft, rather than a hard landing in the US.

I also said that the long term fundamentals which have underpinned Rinker’s major markets in Florida, Arizona and Nevada are solid.

Around 75% of our sales revenue comes out of these states — which are the three fastest growing states in the US, according to the latest projections from the US Census Bureau.

Based on population forecasts to 2030, the Bureau says Nevada will continue as the fastest growing state, followed by Arizona and then Florida in third position. Between 2000 and 2030, 12.7 million people are expected to move to Florida.

Curently, more than 1,000 people a day move to Florida,. around 470 to Arizona and 230 to Las Vegas, Nevada.
There is no indication that this is changing.

Employment remains extremely strong and is actually strengthening in all three states. Unemployment rates are well under the national average.

All three states — particularly Florida — have strong fiscal positions, with low personal tax requirements. Florida for example has no state income tax — quite an attraction for retirees.

The rise of the baby boom generation means the number of people seeking second homes — either for holiday homes, for investment or to eventually retire to — has increased dramatically.

The Harvard Joint Center for Housing says the number of second homes has risen 22 per cent since 1995. Some researchers are saying up to 40% of home sales could be second homes — and the proportion in the warmer states like Florida, Arizona and Nevada is particularly high — because people choose to holiday and to retire in those states, rather than the Mid-West or the North-East.

So, the medium to long term fundamentals which drive construction activity growth in our major markets have not changed.

And so long as people keep moving to Florida, Arizona and Nevada, they are going to need homes, schools, shops, medical facilties, roads, and so on.

So in conclusion, what are we expecting for the year ahead?

In Australia, we expect housing to continue to slow as construction activity in this sector bottoms out — but this should be offset by strong non-residential and infrastructure activity.

In the US, the slowdown in housing should also be offset by higher non-residential and infrastructure construction.

Indications at this early stage of the year are that, overall, volumes should be about level with last year.

The Chairman indicated that we are maintaining our guidance for the current year. That is, we expect earnings per share to be 13% to 21% ahead of last year’s result — excluding the one-off divestments last year and the financing impact of the special dividend and the proposed capital return. This means we are forecasting EPS to range from 84 to 90 US cents a share — excluding of course the impact of the buyback just announced.

We have five key priorities for the year:

1.                 Implement our vision of Zero4Life, together with occupational health and environmental targets

2.                 Continue the rate of performance improvement relative to peers

3.                 Achieve some substantive, value-adding growth opportunities in the US

4.                 Reduce costs significantly as we refresh our long-standing operational improvement program across the group, and

5.                 Manage margins and maintain our market leadership positions in markets impacted by the housing slowdown.

In conclusion, thank you for your investment and we look forward to another year of solid growth for Rinker. Thank you.

Notes:

1                   Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

		Funds			Funds
US$ million	EBIT	Employed	ROFE	EBIT	Employed	ROFE
As At and Year ended 31 March	2006	2006	2006	2005	2005	2005
Aggregates	262.5	837.1	31.4%	195.4	779.7	25.1%
Cement	142.4	347.5	41.0%	117.7	327.8	35.9%
Concrete, block, asphalt	374.4	885.4	42.3%	212.4	676.0	31.4%
Concrete pipe and products	133.3	312.5	42.6%	89.5	339.2	26.4%
Other	66.4	35.6	n.a.	24.6	5.0	n.a
Total Rinker Materials	979.0	2,418.1	40.5%	639.6	2,127.7	30.1%
Readymix (US$)	179.1	634.5	28.2%	146.9	705.6	20.8%
Readymix (A$)	236.7	886.8	26.7%	199.7	914.9	21.8%
Corporate	(12.5)	(4.1)	n.a.	(11.4)	4.9	n.a
Consolidated Rinker group	1,145.6	3,048.5	37.6%	775.1	2,838.2	27.3%

2                   Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

		Funds			Funds
US$ million	EBIT	Employed	ROFE	EBIT	Employed	ROFE
As At and Year ended 30 June	2006	2006	2006	2005	2005	2005
Aggregates	279.9	835.1	33.5%	208.1	783.6	26.6%
Cement	150.4	365.8	41.1%	123.6	321.6	38.4%
Concrete, block, asphalt	411.9	900.1	45.8%	249.6	666.3	37.5%
Concrete pipe and products	138.9	318.3	43.6%	100.6	325.4	30.9%
Other	40.9	66.9	n.a.	56.1	43.7	n/a
Total Rinker Materials	1,022.0	2,486.2	41.1%	738.0	2,140.6	34.5%
Readymix (US$)	176.0	674.2	26.1%	150.9	701.3	21.5%
Readymix (A$)	233.7	911.8	25.6%	200.7	918.3	21.9%
Corporate	(13.0)	(5.8)	n/a	(11.7)	3.6	n/a
Consolidated Rinker group	1,185.0	3,154.6	37.6%	877.2	2,845.5	30.8%